Shanda Receives 20 Golden Phoenix Awards at the 2008 China Game Industry Annual Conference

Shanghai, China – January 22, 2009- Shanda Interactive Entertainment Limited (NasdaqGS: SNDA), or Shanda, announced today that Shanda and its affiliates received a total of 20 Golden Phoenix Awards at the 2008 China Game Industry Annual Conference, in recognition of Shanda’s outstanding contributions in the online game industry.

•	Most Influential Figures in China Game Industry: Tianqiao Chen

•	Corporate Charity Award of the Year: Shanda Interactive Entertainment

•	Best Operation Platforms for Casual Games: Hao Fang Gaming Platform

•	Best Operation Platforms for Casual Games: Bian Feng Online Games

•	Top Ten Best Game Operator

•	Top Ten Game Developer

•	The Best Game Distributor

•	Overseas Development Awards for Domestic Games

•	Top Ten Most Popular Online Games in China: The World of Legend

•	Top Ten Most Popular Domestic Games: The World of Legend

•	Top Ten Most Popular Casual Games: Maple Story

•	Top Ten Most Popular Casual Games: Crazy Kart

•	Top Ten Most Popular Webgames: World Hegemony

•	2009 Most Anticipated Online Game: AION

In addition, Shanda Games Limited (“Shanda Games” or “SDG”), a wholly-owned subsidiary of Shanda that develops, sources, operates and publishes online game content, received recognition for its investment initiatives through its “18 Fund” in the online game industry. Game studios and entrepreneurs supported by Shanda Games’ “18 Fund” won the following six Golden Phoenix awards:

•	Award for the Fastest Growing Game Companies of the Year£ºBeijing Zhong Cheng Xie Zuo Technology Co. Ltd.

•	Award for the Fastest Growing Game Companies of the Year: Shanghai Wei Lai Information Technology Co. Ltd.

•	Award for the Fastest Growing Game Individuals of the Year: Jinjing Gong (Shanghai Wei Lai Information Technology Co. Ltd.)

•	Top Ten Most Popular Webgames in China: Might and Hero

•	Top Ten Most Popular Webgames in China: The Expedition

•	Top Ten Most Popular Webgames in China: Travian

“The awards demonstrate Shanda’s excellence in all areas of operation,” said Mr. Tianqiao Chen, Shanda’s Chairman and CEO. “With an enduring commitment to open our outstanding resources to the online gaming market and to cooperate with local studios, we believe Shanda will further expand the business scope of the online gaming industry.”

The 2008 China Game Industry Annual Conference was held from January 13 through January 15, 2009 in Qingdao, China. Golden Phoenix Awards are considered among the most prestigious in China’s online game industry.

Shanda also received the following awards at the 2008 Annual Conference of Chinese e-Game Industry, which was held on December 16th, 2008 in Beijing, China:

•	2008 Award for Excellence

•	2008 Model Enterprise for Charitable Contributions

•	2008 Model Enterprise for Self-Compliance with Industry Regulations

•	2008 Best Game Operator in China

•	2008 Outstanding Entrepreneurs of the Year, China Game Industry: Tianqiao Chen

•	Most Anticipated Online Game in China: AION

•	2008 Best Webgame: World Hegemony

•	Best Webgame Developer

The 2008 Annual Conference of Chinese e-Game Industry was hosted by the Game Software Branch of Chinese e-Game Industry Association, supported by the Ministry of Industry and Information Technology, the Ministry of Culture, the Ministry of Science and Technology, and the Ministry of Commerce of the People’s Republic of China.

*Shanda Games’ “18 Fund” currently combines all of Shanda Games’ investments made under 18 Plan and GAMPO Plan.

Safe Harbor Statement
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements in this announcement that are not historical facts represent only the Company’s current expectations, assumptions, estimates and projections and are forward-looking statements. These forward-looking statements involve various risks and uncertainties. Important risks and uncertainties that could cause the Company’s actual results to be materially different from expectations include but are not limited to the risks set forth in the Company’s filings with the U.S. Securities and Exchange Commission, including the Company’s annual report on Form 20-F. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Shanda Interactive Entertainment Limited
Shanda Interactive Entertainment Limited (NasdaqGS: SNDA) is a leading interactive entertainment media company in China. Shanda offers a portfolio of diversified entertainment content including some of the most popular massively multi-player online role-playing games (MMORPGs) and advanced casual online games in China, as well as online chess and board games, network PC games and a variety of cartoons, literature works and music. Shanda’s interactive entertainment platform attracts a large and loyal user base. Each user can interact with thousands of other users and enjoy the interactive entertainment content that Shanda provides. Interaction enriches your life. For more information about Shanda, please visit http://www.snda.com.

Contact
Maggie Yun Zhou, IR manager
Vivian Chen, IR manager
Shanda Interactive Entertainment Limited
Phone: +86-21-5050-4740 (Shanghai)
Email: IR@snda.com